SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2009

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
333-127491 and 333-150197 and Form S-8 Registration Statement File No.
333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Ltd. Has Received a $1.8M Order to Produce and Deliver Advanced Video Recording Systems and Head Up Display Cameras for a Strategic Customer in Latin America dated February 12, 2009.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Has Received a $1.8M Order to Produce and Deliver Advanced Video Recording Systems and Head Up Display Cameras for a Strategic Customer in Latin America

Thursday February 12, 11:40 am ET

BANGALORE, India, Feb. 12, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (NasdaqCM:RADA - News) announced today, at the Aero India show in Bangalore, India, that it has received purchase orders with total value of $1.8 Million to produce and deliver its advanced airborne video and data recording system and Head Up Display Cameras to a strategic customer in Latin America.

This customer is a long term user of RADA HUD Camera systems and has recently decided to add the RADA video and data recorders onboard its fighter and trainer aircraft.

The Digital Video and Data Recorders as well as the HUD Cameras are some of RADA's current most-selling products worldwide and are in production for several years now.

The supply of the systems will commence during the second quarter of 2009 and will be completed in 2010.

Major General (Ret.) Herzle Bodinger, RADA's President and Chairman of the Board, commented on this order: "We are proud to provide our advanced video recording and cameras to leading air forces in the world. We notice continuous growth in the demand for our Data and Recording Management products. This order reinforces the satisfaction of our long term customers as well as the confidence of the market in RADA's advanced recording solutions."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Mission Computers, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Optronics (cameras for airplanes and armored vehicles).

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
          RADA Electronic Industries Ltd.
          Dubi Sella, V.P Marketing & Sales
          +972-9-892-1111
          mrkt@rada.com




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                    (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date:  February 17, 2009